SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 24.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(a)

(Amendment No. 3)*

Laureate Education, Inc.

(Name of Issuer)

Class A common stock, par value $0.004 per share

(Title of Class of Securities)

518613203

(CUSIP Number)

M. Avi Epstein

c/o Sterling Partners

401 N. Michigan Avenue

Suite 3300

Chicago, IL  60611

(312) 465-7000

With a copy to:

Mark D. Wood, Esq.

Katten Muchin Rosenman LLP

525 W. Monroe Street

Chicago, Illinois  60661

(312) 902-5493

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 17, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240. 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 518613203	SCHEDULE 13D

1	Name of Reporting Persons Sterling Fund Management, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF, OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 13,889 (1)(2)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 13,889 (1)(2)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,889 (1)(2)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 0% (3)

14	Type of Reporting Person PN

(1) Represents shares of Class A common stock (“Class A Common Stock”) of Laureate Education, Inc. (the “Issuer”) issuable upon the conversion of an equal number of shares of Class B Common Stock of the Issuer (“Class B Common Stock”) held directly by Sterling Fund Management, LLC (“SFM”).  Douglas L. Becker, Steven M. Taslitz and R. Christopher Hoehn-Saric are the managers of SFM.

(2) Each share of Class B Common Stock is convertible into one share of Class A Common Stock upon the election of the holder or upon transfer, subject to the terms of the Issuer’s Amended and Restated Certificate of Incorporation.

(3) Based on an aggregate of 118,802,512 shares of Class A Common Stock, which includes (i) 118,788,623 outstanding shares of Class A Common Stock, in reliance on information contained in the Supplement (as defined below) and reflecting the consummation of the June 2019 Offering (as defined below) (including the sale of the 955,000 Optional Shares (as defined below)), and (ii) 13,889 shares of Class A Common Stock issuable upon the conversion of an equal number of shares of Class B Common Stock owned by SFM. (See Items 4 and 5.)

CUSIP No. 518613203	SCHEDULE 13D

1	Name of Reporting Persons Sterling Capital Partners II, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF, OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 101,147,116(4)(5)

	9	Sole Dispositive Power 1,318,654(5)(6)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 101,147,116(4)(5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 46.0%(7)

14	Type of Reporting Person PN

(4) Includes 101,147,116 shares of Class A Common Stock issuable upon the conversion of an equal number of shares of Class B Common Stock held directly by Wengen Alberta, Limited Partnership (“Wengen”), whose general partner is Wengen Investments Limited (the “Wengen GP”). Certain investors, including, but not limited to, certain investment funds and other persons affiliated with or managed by SFM (including the Reporting Persons) (collectively, “Sterling”), Kohlberg Kravis Roberts & Co. L.P. (together with its affiliates, “KKR”), CPV Partners, LLC (together with its affiliates, “CPV”), StepStone Group LP and Snow Phipps Group, LLC (collectively, the “Wengen Investors”), have interests in the Issuer through Wengen. Certain Wengen Investors (including the Reporting Persons) have designated representatives who serve on the board of directors of Wengen GP.  Each investor of Wengen has the ability to direct Wengen GP with respect to the portion of securities of the Issuer owned by Wengen attributable to such investor’s pro rata ownership interest in Wengen with respect to (i) the disposition of such securities, subject to certain limitations, and (ii) voting on Extraordinary Transactions (as defined in Item 6).  Wengen GP is entitled to vote shares of the Issuer held directly by Wengen for all other matters without direction from investors in Wengen (although Wengen is obligated to vote in favor of directors of the Issuer designated by each of Sterling, KKR and CPV, as well as directors chosen by a majority in interest of the investors in Wengen).  Accordingly, the Reporting Persons that have designated representatives serving on the board of directors of Wengen GP may be deemed to share voting power over all of the shares of the Issuer held by Wengen. (See Items 5 and 6.)

(5) See footnote 2.

(6) Represents shares of Class A Common Stock issuable upon the conversion of an equal number of shares of Class B Common Stock attributable to the pro rata ownership interest of Sterling Capital Partners II, L.P. (“SCP II LP”) in Wengen.  SC Partners II, L.P. (“SC Partners II”) is the sole general partner of SCP II LP, and Sterling Capital Partners II, LLC (“SCP II LLC”) is the sole general partner of SC Partners II.   Messrs. Becker, Taslitz and Hoehn-Saric are the managers of SCP II LLC, but Mr. Becker has irrevocably relinquished any voting or dispositive power he would otherwise have over these shares as a manager of SCP II LP. (See Item 6.)

(7) Based on an aggregate of 219,935,739 shares of Class A Common Stock, which includes (i) 118,788,623 outstanding shares of Class A Common Stock, in reliance on information contained in the Supplement and reflecting the consummation of the June 2019 Offering (including the sale of the 955,000 Optional Shares), and (ii) 101,147,116 shares of Class A Common Stock issuable upon the conversion of an equal number of shares of Class B Common Stock owned by Wengen. (See Items 4 and 5.)

CUSIP No. 518613203	SCHEDULE 13D

1	Name of Reporting Persons SC Partners II, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF, OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 101,147,116(8)(9)

	9	Sole Dispositive Power 1,318,654(9)(10)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 101,147,116(8)(9)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 46.0%(11)

14	Type of Reporting Person PN

(8) See footnote 4.

(9) See footnote 2.

(10) See footnote 6.

(11) See footnote 7.

CUSIP No. 518613203	SCHEDULE 13D

1	Name of Reporting Persons Sterling Capital Partners II, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF, OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 101,147,116 (12)(13)

	9	Sole Dispositive Power 1,318,654(13)(14)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 101,147,116 (12)(13)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 46.0%(15)

14	Type of Reporting Person PN

(12) See footnote 4.

(13) See footnote 2.

(14) See footnote 6.

(15) See footnote 7.

CUSIP No. 518613203	SCHEDULE 13D

1	Name of Reporting Persons Sterling Capital Partners III, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF, OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 101,147,116 (16)(17)

	9	Sole Dispositive Power 3,232,757 (17)(18)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 101,147,116 (16)(17)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 46.0%(19)

14	Type of Reporting Person PN

(16) See footnote 4.

(17) See footnote 2.

(18) Represents shares of Class A Common Stock issuable upon the conversion of an equal number of shares of Class B Common Stock attributable to the pro rata ownership interest of Sterling Capital Partners III, L.P. (“SCP III LP”) in Wengen.  SC Partners III, L.P. (“SC Partners III”) is the sole general partner of SCP III LP, and Sterling Capital Partners III, LLC (“SCP III LLC”) is the sole general partner of SC Partners III.  Messrs. Becker, Taslitz and Hoehn-Saric are the managers of SCP III LLC, but Mr. Becker has irrevocably relinquished any voting or dispositive power he would otherwise have over these shares as a manager of SCP III LLC. (See Item 6.)

(19) See footnote 7.

CUSIP No. 518613203	SCHEDULE 13D

1	Name of Reporting Persons SC Partners III, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF, OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 101,147,116 (20)(21)

	9	Sole Dispositive Power 3,232,757 (21)(22)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 101,147,116 (20)(21)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 46.0%(23)

14	Type of Reporting Person PN

(20) See footnote 4.

(21) See footnote 2.

(22) See footnote 18.

(23) See footnote 7.

CUSIP No. 518613203	SCHEDULE 13D

1	Name of Reporting Persons Sterling Capital Partners III, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF, OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 101,147,116 (24)(25)

	9	Sole Dispositive Power 3,232,757 (25)(26)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 101,147,116 (24)(25)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 46.0%(27)

14	Type of Reporting Person PN

(24) See footnote 4.

(25) See footnote 2.

(26) See footnote 18.

(27) See footnote 7.

CUSIP No. 518613203	SCHEDULE 13D

1	Name of Reporting Persons SP-L Affiliate, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF, OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 101,147,116 (28)(29)

	9	Sole Dispositive Power 2,202,188 (29)(30)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 101,147,116(28)(29)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 46.0%(31)

14	Type of Reporting Person PN

(28) See footnote 4.

(29) See footnote 2.

(30) Represents shares of Class A Common Stock issuable upon the conversion of an equal number of shares of Class B Common Stock attributable to the pro rata ownership interest of SP-L Affiliate, LLC (“SP-L Affiliate”) in Wengen.  Messrs. Becker, Taslitz and Hoehn-Saric are the managers of SP-L Affiliate.

(31) See footnote 7.

CUSIP No. 518613203	SCHEDULE 13D

1	Name of Reporting Persons Sterling Laureate, LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF, OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 101,147,116 (32)(33)

	9	Sole Dispositive Power 1,345,292 (33)(34)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 101,147,116(32)(33)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 46.0%(35)

14	Type of Reporting Person PN

(32) See footnote 4.

(33) See footnote 2.

(34) Represents shares of Class A Common Stock issuable upon the conversion of an equal number of shares of Class B Common Stock attributable to the pro rata ownership interest of Sterling Laureate, LP (“Sterling Laureate”) in Wengen.  SP-L Management III, LLC (“SP-L Management III”) is the general partner of Sterling Laureate, and SP-L Parent, LLC (“SP-L Parent”) is the general partner of SP-L Management III.  Messrs. Becker, Taslitz and Hoehn-Saric are the managers of SP-L Parent, but Mr. Becker has irrevocably relinquished any voting or dispositive power he would otherwise have over these shares as a manager of SP-L Parent. (See Item 6.)

(35) See footnote 7.

CUSIP No. 518613203	SCHEDULE 13D

1	Name of Reporting Persons SP-L Management III, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF, OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 101,147,116 (36)(37)

	9	Sole Dispositive Power 1,345,292 (37)(38)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 101,147,116 (36)(37)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 46.0%(35)

14	Type of Reporting Person PN

(36) See footnote 4.

(37) See footnote 2.

(38) See footnote 34.

(39) See footnote 7.

CUSIP No. 518613203	SCHEDULE 13D

1	Name of Reporting Persons Sterling Laureate Executives Fund, LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF, OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 101,147,116 (40)(41)

	9	Sole Dispositive Power 523,027 (41)(42)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 101,147,116 (40)(41)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 46.0%(43)

14	Type of Reporting Person PN

(40) See footnote 4.

(41) See footnote 2.

(42) Represents shares of Class A Common Stock issuable upon the conversion of an equal number of shares of Class B Common Stock attributable to the pro rata ownership interest of Sterling Laureate Executives Fund, LP (“Sterling Executives Fund”) in Wengen.  SP-L Management IV, LLC (“SP-L Management IV”) is the general partner of Sterling Executives Fund, and SP-L Parent is the general partner of SP-L Management IV.  Messrs. Becker, Taslitz and Hoehn-Saric are the managers of SP-L Parent, but Mr. Becker has irrevocably relinquished any voting or dispositive power he would otherwise have over these shares as a manager of SP-L Parent. (See Item 6.)

(43) See footnote 7.

CUSIP No. 518613203	SCHEDULE 13D

1	Name of Reporting Persons SP-L Management IV, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF, OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 101,147,116 (44)(45)

	9	Sole Dispositive Power 523,027 (45)(46)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 101,147,116 (44)(45)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 46.0%(47)

14	Type of Reporting Person PN

(44) See footnote 4.

(45) See footnote 2.

(46) See footnote 42.

(47) See footnote 7.

CUSIP No. 518613203	SCHEDULE 13D

1	Name of Reporting Persons Sterling Laureate Rollover, LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF, OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 101,147,116 (48)(49)

	9	Sole Dispositive Power 255,622 (49)(50)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 101,147,116 (48)(49)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 46.0%(51)

14	Type of Reporting Person PN

(48) See footnote 4.

(49) See footnote 2.

(50) Represents shares of Class A Common Stock issuable upon the conversion of an equal number of shares of Class B Common Stock attributable to the pro rata ownership interest of Sterling Laureate Rollover, LP (“Sterling Rollover”) in Wengen.  SP-L Management V, LLC (“SP-L Management V”) is the general partner of Sterling Rollover, and SP-L Parent is the general partner of SP-L Management V.  Messrs. Becker, Taslitz and Hoehn-Saric are the managers of SP-L Parent, but Mr. Becker  has irrevocably relinquished any voting or dispositive power he would otherwise have over these shares as a manager of SP-L Parent. (See Item 6.)

(51) See footnote 7.

CUSIP No. 518613203	SCHEDULE 13D

1	Name of Reporting Persons SP-L Management V, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF, OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 101,147,116 (52)(53)

	9	Sole Dispositive Power 255,622 (53)(54)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 101,147,116 (52)(53)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 46.0%(55)

14	Type of Reporting Person PN

(52) See footnote 4.

(53) See footnote 2.

(54) See footnote 50.

(55) See footnote 7.

CUSIP No. 518613203	SCHEDULE 13D

1	Name of Reporting Persons SP-L Parent, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF, OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 101,147,116 (56)(57)

	9	Sole Dispositive Power 2,123,941 (57)(58)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 101,147,116(56)(57)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 46.0%(59)

14	Type of Reporting Person PN

(56) See footnote 4.

(57) See footnote 2.

(58) See footnotes 34, 42 and 50.

(59) See footnote 7.

CUSIP No. 518613203	SCHEDULE 13D

1	Name of Reporting Persons Douglas L. Becker

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF, OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 102,131,150 (60)(61)(62)(63)

	9	Sole Dispositive Power 970,685 (60)(61)(64)

	10	Shared Dispositive Power 2,216,077 (60)(63)(65)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 102,131,150 (60)(61)(62)(63)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 46.2% (66)

14	Type of Reporting Person IN

(60) See footnote 2.

(61) Includes Mr. Becker’s allocable share of certain equity securities of the Issuer that are subject to the Founders’ Agreement (see Item 5) and a Management Stockholder’s Agreement (see Item 6), including: (i) 933,939 shares of Class A Common Stock issuable upon the conversion of an equal number of shares of Class B Common Stock issuable upon the exercise of vested options issued to Mr. Becker and (ii) 36,206 shares of Class A Common Stock issuable upon the conversion of an equal number of shares of Class B Common Stock issued to Mr. Becker pursuant to Performance Share Units (“PSUs”) under the Issuer’s 2013 Long-Term Incentive Plan.

(62) See footnote 4.

(63) See footnote 1.

(64) Includes Mr. Becker’s allocable share of certain equity securities of the Issuer that are subject to the Founders’ Agreement (see Item 5), including (i) 276 shares of Class A Common Stock issuable upon the conversion of an equal number of shares of Class B Common Stock attributable to the pro rata ownership interest of Mr. Becker in Wengen and (ii) 264 shares of Class A Common Stock issuable upon the conversion of an equal number of shares of Class B Common Stock attributable to the pro rata ownership interest of Mr. Taslitz in Wengen.

(65) See footnote 30.

(66) Based on an aggregate of 220,919,773 shares of Class A Common Stock, which includes (i) 118,788,623 outstanding shares of Class A Common Stock, in reliance on information contained in the Supplement and reflecting the consummation of the June 2019 Offering (including the sale of the 955,000 Optional Shares), (ii) 101,147,116 shares of Class A Common Stock issuable upon the conversion of an equal number of shares of Class B Common Stock owned by Wengen (including the shares of Class B Common Stock attributable to the pro rata ownership interests in Wengen described herein), (iii) 13,889 shares of Class A Common Stock issuable upon the conversion of an equal number of shares of Class B Common Stock owned by SFM and (iv) Mr. Becker’s allocable share of certain equity securities of the Issuer that are subject to the Founders’ Agreement (see Item 5), including: (a) 933,939 shares of Class A Common Stock issuable upon the conversion of an equal number of shares of Class B Common Stock issuable upon the exercise of vested options issued to Mr. Becker and (b) 36,206 shares of Class A Common Stock that are issuable upon the conversion of an equal number of shares of Class B Common Stock issued to Mr. Becker pursuant to PSUs under the Issuer’s 2013 Long-Term Incentive Plan.  (See Items 4 and 5.)

CUSIP No. 518613203	SCHEDULE 13D

1	Name of Reporting Persons The Irrevocable BBHT II IDGT

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 101,147,116(67)(68)

	9	Sole Dispositive Power 1,104 (68)(69)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 101,147,116(67)(68)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 46.0%(70)

14	Type of Reporting Person OO

(67) See footnote 4.

(68) See footnote 2.

(69) Represents shares of Class A Common Stock issuable upon the conversion of an equal number of shares of Class B Common Stock attributable to the pro rata ownership interest of the Irrevocable BBHT II IDGT (the “BBHT Trust”) in Wengen (the “BBHT Indirect Issuer Shares”).  Marianne Schmidt Hellauer, the trustee of the BBHT Trust, has voting and dispositive power over the BBHT Indirect Issuer Shares.

(70) See footnote 7.

CUSIP No. 518613203	SCHEDULE 13D

1	Name of Reporting Persons DLB Irrevocable Telecom Trust u/a/d/ 1/3/05

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 101,147,116(71)(72)

	9	Sole Dispositive Power 1,101 (72)(73)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 101,147,116(71)(72)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 46.0%(74)

14	Type of Reporting Person OO

(71) See footnote 4.

(72) See footnote 2.

(73) Represents shares of Class A Common Stock issuable upon the conversion of an equal number of shares of Class B Common Stock attributable to the pro rata ownership interest of the DLB Irrevocable Telecom Trust u/a/d/ 1/3/05 (the “DLB Trust”) in Wengen (the “DLB Indirect Issuer Shares”).  Ms. Hellauer, the trustee of the DLB Trust, has voting and dispositive power over the DLB Indirect Issuer Shares.

(74) See footnote 7.

CUSIP No. 518613203	SCHEDULE 13D

1	Name of Reporting Persons Steven M. Taslitz

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF, OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 102,131,150 (75)(76)(77)(78)

	9	Sole Dispositive Power 971,789 (75)(78)(79)(80)

	10	Shared Dispositive Power 8,891,429 (75)(77)(81)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 102,131,150 (75)(76)(77)(79)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 46.2% (82)

14	Type of Reporting Person IN

(75) See footnote 2.

(76) See footnote 4.

(77) See footnote 1.

(78) Includes Mr. Taslitz’s allocable share of certain equity securities of the Issuer that are subject to the Founders’ Agreement (see Item 5) and a Management Stockholder’s Agreement (see Item 6), including: (i) 933,939 shares of Class A Common Stock issuable upon the conversion of an equal number of shares of Class B Common Stock issuable upon the exercise of vested options issued to Mr. Becker and (ii) 36,206 shares of Class A Common Stock issuable upon the conversion of an equal number of shares of Class B Common Stock issued to Mr. Becker pursuant to PSUs under the Issuer’s 2013 Long-Term Incentive Plan.

(79) Includes 1,104 shares of Class A Common Stock issuable upon the conversion of an equal number of shares of Class B Common Stock attributable to the pro rata ownership interest of KJT 2013 Gift Trust (the “KJT Trust”) in Wengen.  Mr. Taslitz is the sole trustee of the KJT Trust, with sole voting and dispositive power over the securities held by the KJT Trust, and, along with his adult children, is a beneficiary of the KJT Trust.

(80) Includes Mr. Taslitz’s allocable share of certain equity securities of the Issuer that are subject to the Founders’ Agreement (see Item 5), including (i) 275 shares of Class A Common Stock issuable upon the conversion of an equal number of shares of Class A Common Stock attributable to the pro rata ownership interest of Mr. Becker in Wengen and (ii) 264 shares of Class A Common Stock issuable upon the conversion of an equal number of shares of Class A Common Stock attributable to the pro rata ownership interest of Mr. Taslitz in Wengen.

(81) See footnotes 6, 18, 30, 34, 42 and 50.

(82) Based on an aggregate of 220,919,773 shares of Class A Common Stock, which includes (i) 118,788,623 outstanding shares of Class A Common Stock, in reliance on information contained in the Supplement and reflecting the consummation of the June 2019 Offering (including the sale of the 955,000 Optional Shares), (ii) 101,147,116 shares of Class A Common Stock issuable upon the conversion of an equal number of shares of Class B Common Stock owned by Wengen, (iii) 13,889 shares of Class A Common Stock issuable upon the conversion of an equal number of shares of Class B Common Stock owned by SFM and (iv) Mr. Taslitz’s allocable share of certain equity securities of the Issuer that are subject to the Founders’ Agreement (see Item 5), including: (a) 933,939 shares of Class A Common Stock issuable upon the conversion of an equal number of shares of Class B Common Stock issuable upon the exercise of vested options issued to Mr. Becker and (b) 36,206 shares of Class A Common Stock issuable upon the conversion of an equal number of shares of Class B Common Stock issued to Mr. Becker pursuant to PSUs under the Issuer’s 2013 Long-Term Incentive Plan. (See Items 4 and 5.)

CUSIP No. 518613203	SCHEDULE 13D

1	Name of Reporting Persons KJT 2013 Gift Trust

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF, OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 101,147,116(83)(84)

	9	Sole Dispositive Power 1,104 (84)(85)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 101,147,116(83)(84)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 46.0%(86)

14	Type of Reporting Person OO

(83) See footnote 4.

(84) See footnote 2.

(85) See footnote 79.

(86) See footnote 7.

CUSIP No. 518613203	SCHEDULE 13D

1	Name of Reporting Persons R. Christopher Hoehn-Saric

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF, OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 970,142 (87)(88)

	8	Shared Voting Power 101,161,005 (87)(89)(90)

	9	Sole Dispositive Power 970,682 (87)(88)(91)

	10	Shared Dispositive Power 8,891,429 (87)(90)(92)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 102,131,147 (87)(88)(89)(90)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 46.2% (93)

14	Type of Reporting Person IN

(87) See footnote 2.

(88) Includes Mr. Hoehn-Saric’s allocable share of certain equity securities of the Issuer that are subject to the Founders’ Agreement (see Item 5), including: (i) 933,937 shares of Class A Common Stock issuable upon the conversion of an equal number of shares of Class B Common Stock issuable upon the exercise of vested options issued to Mr. Becker and (ii) 36,205 shares of Class A Common Stock issuable upon the conversion of an equal number of shares of Class B Common Stock issued to Mr. Becker pursuant to PSUs under the Issuer’s 2013 Long-Term Incentive Plan.

(89) See footnote 4.

(90) See footnote 1.

(91) Includes Mr. Hoehn-Saric’s allocable share of certain equity securities of the Issuer that are subject to the Founders’ Agreement (see Item 5), including (i) 275 shares of Class B Common Stock attributable to the pro rata ownership interest of Mr. Becker in Wengen and (ii) 264 shares of Class B Common Stock attributable to the pro rata ownership interest of Mr. Taslitz in Wengen.

(92) See footnotes 6, 18, 30, 34, 42 and 50.

(93) Based on an aggregate of 220,919,770 shares of Class A Common Stock, which (i) 118,788,623 outstanding shares of Class A Common Stock, in reliance on information contained in the Supplement and reflecting the consummation of the June 2019 Offering (including the sale of the 955,000 Optional Shares), (ii) 101,147,116 shares of Class A Common Stock issuable upon the conversion of an equal number of shares of Class B Common Stock owned by Wengen, (iii) 13,889 shares of Class A Common Stock issuable upon the conversion of an equal number of shares of Class B Common Stock owned by SFM and (iv) Mr. Hoehn-Saric’s allocable share of certain equity securities of the Issuer that are subject to the Founders’ Agreement (see Item 5), including: (a) 933,937 shares of Class A Common Stock issuable upon the conversion of an equal number of shares of Class B Common Stock issuable upon the exercise of vested options issued to Mr. Becker and (b) 36,205 shares of Class A Common Stock issuable upon the conversion of an equal number of shares of Class B Common Stock issued to Mr. Becker pursuant to PSUs under the Issuer’s 2013 Long-Term Incentive Plan. (See Items 4 and 5.)

Explanatory Note

This Amendment No. 3 (“Amendment No. 3”) to Schedule 13D relates to the shares of Class A common stock, par value $0.004 per share (the “Class A Common Stock”), of Laureate Education, Inc., a Delaware public benefit corporation (the “Issuer”), and amends the initial statement on Schedule 13D filed by the Reporting Persons (as defined below) on February 17, 2017, as amended by Amendment No. 1 to such Schedule 13D filed on April 25, 2018 and Amendment No. 2 to such Schedule 13D filed on November 27, 2018 (as so amended, the “Statement”). This Amendment No. 3 is being filed by the Reporting Persons in connection with the sale by Wengen Alberta, Limited Partnership (“Wengen”) of shares of the Issuer’s Class A Common Stock in an underwritten public offering. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 4.                                                         Purpose of Transaction.

Item 4 of the Statement is hereby amended by adding the following:

On June 17, 2019, Wengen as the sole selling stockholder, consummated its sale of 10,000,000 shares of Class A Common Stock (the “Firm Shares”), plus an additional 955,000 shares of Class A Common Stock (the “Optional Shares,” and, collectively with the Firm Shares, the “Shares”) pursuant to the over-allotment option granted to the Underwriter (as defined below), all upon conversion of an equal number of shares of Class B Common Stock held by Wengen, in an underwritten public offering (the “June 2019 Offering”) as contemplated by the Underwriting Agreement (as defined below) and set forth in the final prospectus supplement filed by the Issuer with the U.S. Securities and Exchange Commission on June 14, 2019 (the “Supplement”) under the Issuer’s registration statement on Form S-3 (File No. 333-224405). BMO Capital Markets Corp. acted as the underwriter in the June 2019 Offering (the “Underwriter”).

Of the 10,955,000 shares sold by Wengen in the June 2019 Offering, 701,819 shares were sold on behalf of SCP II LP as an investor in Wengen. None of the Reporting Persons, other than SCP II LP, SC Partners II (as the general partner of SCP II LP), SCP II LLC (as the general partner of SC Partners II) and Messrs. Taslitz and Hoehn-Saric (as the managers of SCP II LLC with voting or dispositive power over shares held by SCP II LP), directed the offer or sale of the Shares in the June 2019 Offering nor received any of the net proceeds therefrom. For additional information regarding the June 2019 Offering, see Amendment No. 4 to Schedule 13D, filed by Wengen on June 19, 2019.

SCP II LP and SCP III LP expect to participate in future offerings of shares of Class A Common Stock by Wengen and to otherwise pursue liquidity opportunities in respect of the shares held by Wengen on their behalf, taking into account pricing and other relevant considerations. Additionally, as previously described in the Issuer’s public filings with the SEC, the Issuer has recently engaged in the divestiture of, and plans to continue to divest, certain international business units, and Sterling, the Sterling Founders and their affiliates may from time to time pursue acquiring such business units.

Item 5.                                                         Interests in Securities of the Issuer

Item 5(a) and (b) of the Statement is hereby amended and restated as follows:

(a) and (b).  The Reporting Persons may be deemed to beneficially own an aggregate of 104,862,038 shares of Class A Common Stock (including 3,575,309 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock issuable upon the exercise of vested options issued to Mr. Becker), which represent, in the aggregate, approximately 46.9% of the outstanding shares of the Issuer’s Class A Common Stock, calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934 (the “Exchange Act”), as a result of their direct and indirect ownership of Class B Common Stock through Wengen.  Each of the Reporting Persons may be deemed to beneficially own the number and percentage of shares of the Issuer’s Class A Common Stock disclosed as beneficially owned by it in the applicable table set forth on the cover pages to this Statement.  The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Statement and the corresponding footnotes included therewith are incorporated herein by reference.

Wengen beneficially owns an aggregate of 101,147,116 shares of Class B Common Stock (“Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”), which are convertible by Wengen on a one-for-one basis into shares of Class A Common Stock at the discretion of the general partner of Wengen or upon transfer, subject to the terms of the Issuer’s Amended and Restated Certificate of Incorporation.  The limited partnership interests in Wengen are held by certain investors, including the Wengen Investors. The general partner of Wengen is Wengen Investments Limited (the “Wengen GP”), which is governed by a board of directors composed of Messrs. Taslitz, Hoehn-Saric and other representatives of the Wengen Investors.  Pursuant to the provisions of the Wengen Securityholders Agreement (defined below), Wengen GP will vote the shares of Common Stock owned by Wengen in certain matters, including in the election of certain directors, at the discretion of Wengen GP and as a result, the Wengen Investors, including Sterling and certain of its affiliates, may be deemed to have shared voting power over the 101,147,116 shares of Class B Common Stock held directly by Wengen.  The Wengen Securityholders Agreement further provides each investor of Wengen with the ability to direct Wengen GP with respect to the portion of securities owned by Wengen attributable to such investor’s pro rata ownership interest in Wengen with respect to voting on Extraordinary Transactions (as defined below) and the disposition of such securities, subject to certain limitations.  The above does not include additional shares of  Class B Common Stock owned by employees, directors and former employees and directors of the Issuer over which Wengen has been granted a voting proxy (but no rights with respect to conversion of such shares of Class B Common Stock into shares of Class A Common Stock) pursuant to the Management Stockholder’s Agreements (as defined in Item 6 below) further described in Item 6 below.  As set forth in the Issuer’s Schedule 14A Proxy Statement with respect to the annual meeting of stockholders filed by the Issuer with the U.S. Securities and Exchange Commission on April 12, 2019, an aggregate of 540,872 shares of Class B Common Stock were subject to such voting proxy as of February 28, 2019.

The aggregate percentage of beneficial ownership in this Statement for purposes of calculations under Rule 13d-3 is based on an aggregate of 223,511,048 shares of Class A Common Stock, which includes (i) 118,788,623 outstanding shares of Class A Common Stock, in reliance on information contained in the Supplement and reflecting the consummation of the June 2019 Offering (including the sale of the 955,000 Optional Shares), (ii) 101,147,116 shares of Class A Common Stock issuable upon the conversion of an equal number of shares of Class B Common Stock owned by Wengen, (iii) 3,575,309 shares of Class A Common Stock issuable upon the conversion of an equal number of shares of Class B Common Stock issuable upon the exercise of options issued to Mr. Becker, (iv) 13,889 shares of Class A Common Stock issuable upon the conversion of an equal number of shares of Class B Common Stock owned by SFM and (v) 125,724 shares of Class A Common Stock issuable upon the conversion of an equal number of shares of Class B Common Stock issued to Mr. Becker. The aggregate number of shares of the Issuer’s Class A Common Stock beneficially owned by the Reporting Persons as reported herein does not include any shares of Class A Common Stock which may be received by holders of Class B Common Stock subject to proxies given by current and former directors and employees (including Messrs. Becker and Taslitz) to Wengen to vote their shares of Class B Common Stock pursuant to the Management Stockholder’s Agreements.

In general, the Wengen Securityholders Agreement provides, among other things, that, until such time as Wengen and its investors collectively cease to own 40% of the Issuer’s Common Stock, Wengen GP (or, upon any dissolution of Wengen, the investors in Wengen) will have the right to designate a number of directors to the Issuer’s board of directors equal to Wengen’s and its investors’ proportionate share of the economic ownership of the Issuer’s Common Stock (the “Wengen Directors”), and the size of the board of directors of the Issuer may not be increased or decreased without the approval of the majority in interest of the investors in Wengen.  Under the agreement, Sterling, KKR and CPV each have the right to designate one such Wengen Director to serve on the Issuer’s board of directors, in each case, until such time as such party ceases to beneficially own a minimum of 5,357,143 shares of Common Stock.  The remaining Wengen Directors will be designated by Wengen GP, as chosen by a vote of the majority in interest of the investors in Wengen.  Currently, the Wengen Directors consist of Mr. Taslitz (as the designee of Sterling), William Cornog (as the designee of KKR) and Andrew Cohen (as the designee of CPV), as well as Brian Carroll, Pedro del Corro and Ian Snow, as the remaining designees.  Wengen GP has further agreed to cause all shares of Wengen to be voted in favor of the Wengen Directors identified by each of Sterling, KKR and CPV, as well as the Wengen Directors chosen by a majority in interest of the investors in Wengen.

Shares of Class A Common Stock reported in rows 7, 8, 9, 10 and 11 and the percentage of shares of Class A Common Stock reported in row 13 on the cover page of this Statement filed by Mr. Becker do not include 12,490 shares of Class B Common Stock held directly by the 2002 GST Exempt Harvest Trust (the “GST Trust”), a trust for the benefit of certain members of Mr. Becker’s family, because (i) Ms. Hellauer serves as the sole trustee with voting and dispositive power over the securities held thereby, (ii) the GST Trust is not an investor in Wengen and (iii) the GST Trust is not a party to the Wengen Securityholders’ Agreement.  However, pursuant to the Wengen Securityholders Agreement, shares of the Issuer held by the GST Trust are included when determining (a) the number of directors Sterling will have the right to designate to serve on the board of directors of Wengen GP and (b) the number of directors Wengen GP (or, upon any dissolution of Wengen, the investors in Wengen) will have the right to designate to serve on the Issuer’s board of directors.

Shares of Class A Common Stock reported in rows 7, 8, 9, 10 and 11 and the percentage of shares of Class A Common Stock reported in row 13 on the cover page of this Statement filed by SFM do not include any shares of the Issuer held by Wengen because SFM (i) does not hold any shares of the Issuer through Wengen and (ii) is not a party to the Wengen Securityholders’ Agreement.  However, pursuant to the Wengen Securityholders’ Agreement, shares of the Issuer held by SFM are included when determining (a) the number of directors Sterling will have the right to designate to serve on the board of directors of Wengen GP and (b) the number of directors Wengen GP (or, upon any dissolution of Wengen, the investors in Wengen) will have the right to designate to serve on the Issuer’s board of directors.

Pursuant to an agreement (the “Founders’ Agreement”) among Messrs. Becker, Taslitz and Hoehn-Saric and one other founder of Sterling (the “Sterling Founders”), the Sterling Founders share equally, on a net after-tax basis, in certain equity securities they receive in connection with services rendered by any of them to certain entities, including the Issuer, except that such other Sterling Founder only shares in equity securities related to periods prior to January 1, 2017.  Each Sterling Founder controls the voting and disposition of the securities allocable to such Sterling Founder.

Shares of Class A Common Stock reported in rows 7, 8, 9, 10 and 11 and the percentage of shares of Class A Common Stock reported in row 13 on the cover pages of this Statement filed by Messrs. Becker, Taslitz and Hoehn-Saric, respectively, do not include shares of Class B Common Stock held by certain investment vehicles (the “Co-Investor Vehicles”) that hold limited partnership interests in Wengen on behalf of persons that are not affiliated with SFM or any of its affiliates (the “Co-Investors”).  Under the Wengen Securityholders Agreement (as previously described in this Item 5), each Co-Investor Vehicle has the ability to direct Wengen GP with respect to the portion of securities owned by Wengen attributable to such Co-Investor Vehicle’s pro rata ownership interest in Wengen with respect to the matters described in Item 6 (the “Issuer Pass-Through Matters”).  In turn, the organizational documents of each Co-Investor Vehicle provides that each Co-Investor has the ability to direct the relevant Co-Investor Vehicle with respect to such Co-Investor’s allocable share of the Co-Investor Vehicle’s portion of the securities of the Issuer held by Wengen with respect to the Issuer Pass-Through Matters. By virtue of the organizational documents of the Co-Investor Vehicles and general partners of the Co-Investor Vehicles (the “Co-Investor GPs”), SP-L Parent, as the general partner of the Co-Investor GPs of each of the Co-Investor Vehicles (and, ultimately, each of Messrs. Becker, Taslitz and Hoehn-Saric, as the managers of SP-L Parent), is entitled to a profits interest with respect to the Co-Investor Indirect Issuer Shares.  Mr. Taslitz does not represent the Co-Investor Vehicles on the board of directors of the Issuer, and Messrs. Taslitz and Hoehn-Saric do not represent the Co-Investor Vehicles on the board of directors of Wengen GP.

SP-L Parent is also the general partner of each of SP-L Management III, SP-L Management IV and SP-L Management V, which, in turn, are the general partners of Sterling Laureate, Sterling Executives Fund and Sterling Rollover, respectively.  SP-L Parent may be deemed to indirectly beneficially own shares of Class B Common Stock attributable to the pro rata ownership interests of Sterling Laureate, Sterling Executives Fund and Sterling Rollover (collectively, the “SP-L Management Indirect Issuer Shares”) in Wengen. By virtue of the organizational documents of each of Sterling Laureate, Sterling Executives Fund and Sterling Rollover and their respective general partners, SP-L Parent (and, ultimately, each of Messrs. Becker, Taslitz and Hoehn-Saric, as the managers of SP-L Parent) is entitled to a profits interest with respect to the SP-L Management Indirect Issuer Shares.  SP-L Parent (and, ultimately, each of Messrs. Taslitz and Hoehn-Saric, as managers of SP-L Parent) has voting and dispositive control over the SP-L Management Indirect Issuer Shares.  Mr. Becker is also a manager of SP-L Parent, but Mr. Becker has irrevocably relinquished his rights as such a manager with respect to the SP-L Management Indirect Issuer Shares. (See Item 6.)

Each of SC Partners II (as the general partner of SCP II LP), SCP II, LLC (as the general partner of SC Partners II), SC Partners III (as the general partner of SCP III LP), SCP III, LLC (as the general partner of SC Partners III) and Messrs. Taslitz and Hoehn-Saric (as managers of SCP II LLC and SCP III LLC) may be deemed to be the beneficial owner of the securities held by each of SCP II LP and SCP III LP in Wengen, as described more fully in this Statement.  Mr. Becker is also a manager of SCP II LLC and SCP III LLC, but Mr. Becker has  irrevocably relinquished his rights as such a manager with respect to the shares of Common Stock held by SCP II LLC and SCP III LLC. (See Item 6.)

The filing of this Statement shall not be construed as an admission that any of the above-listed entities or individuals is the beneficial owner of any securities covered by this Statement.

Wengen, the other Wengen Investors and certain of their affiliates will separately make Schedule 13D filings reporting their beneficial ownership of shares of Class A Common Stock.

None of the other persons named in Item 2 beneficially owns any shares of Class A Common Stock.

Item 6.                                                         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Statement is hereby amended by adding the following:

Wengen agreed to sell to the Underwriter, and the Underwriter agreed to purchase from Wengen, the Firm Shares and the Optional Shares in the June 2019 Offering at a purchase price of $15.3032 per share, pursuant to, and subject to the terms and conditions of, an Underwriting Agreement (the “Underwriting Agreement”), dated June 12, 2019, entered into by Wengen (as the sole selling stockholder), the Issuer and the Underwriter.

In connection with the June 2019 Offering, on June 12, 2019, Wengen also entered into a Lock-Up Letter Agreement (the “Lock-Up Agreement”) with the Underwriter. The Lock-Up Agreement provides that Wengen will not offer, sell, contract to sell, pledge or otherwise transfer or dispose of, directly or indirectly, any shares of Class A Common Stock or securities convertible into or exchangeable or exercisable for any shares of Class A Common Stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of Class A Common Stock, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the Underwriter, for a period of 60 days after the date of the final prospectus supplement used to sell securities in the June 2019 Offering (subject to certain exceptions and termination provisions specified in the Lock-Up Agreement).

As previously disclosed in this Item 6, Mr. Becker does not exercise voting or investment power with respect to the Management Companies’ Laureate Shares, and, in order to memorialize the foregoing, Mr. Becker entered into a Memorandum of Understanding, effective as of January 31, 2017. Pursuant to the Memorandum of Understanding, Mr. Becker (x) irrevocably relinquished his rights as a manager of each of the Management Companies with respect to the Management Companies’ Laureate Shares and (y) authorized Messrs. Taslitz and Hoehn-Saric to exercise such rights without the participation of Mr. Becker. By its terms, the Memorandum of Understanding was scheduled to expire on March 31, 2019, the date that was 90 days after the last day of Mr. Becker’s services as a director of the Issuer. However, Messrs. Becker, Taslitz and Hoehn-Saric (collectively, the “Managers”) and the Management Companies have at all times thereafter continued to act in accordance with the Memorandum of Understanding and, on June 25, 2019, entered into an Amendment to Memorandum of Understanding (the “MOU Amendment”), effective as of March 31, 2019, that provides that the Memorandum of Understanding will remain in effect until December 31, 2019 and, thereafter, for additional one-year periods, unless and until any Manager provides notice to the other Managers of such Manager’s election not to renew the Memorandum of Understanding for the following annual period (in which case, the Memorandum of Understanding will expire at the end of the then-current period).

The descriptions of the Underwriting Agreement, the Lock-Up Agreement and the MOU Amendment set forth above in this Item 6 do not purport to be complete and such descriptions are qualified in their entirety by reference to the full text of such documents, which are included as Exhibit AA, Exhibit BB and Exhibit CC, respectively, to this Statement and are incorporated herein by reference.

Item 7.                                                         Material to be Filed as Exhibits

Item 7 of the Statement is hereby amended by adding the following exhibit:

Exhibit AA                                    Underwriting Agreement dated June 12, 2019 (incorporated herein by reference to Exhibit 1.1 to the Current Report on Form 8-K filed by the Issuer on June 19, 2019).

Exhibit BB                                    Lock-Up Letter Agreement dated June 12, 2019 (incorporated herein by reference to Exhibit M to Amendment No. 4 to Schedule 13D, filed by Wengen Alberta, Limited Partnership on June 19, 2019).

Exhibit CC                                 Amendment to Memorandum of Understanding effective as of March 31, 2019.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 26, 2019
DOUGLAS L. BECKER

	By:	/s/ M. Avi Epstein
	Name:	M. Avi Epstein
	Title:	Attorney-in-Fact

THE IRREVOCABLE BBHT II IDGT

	By:	/s/ M. Avi Epstein
	Name:	M. Avi Epstein
	Title:	Attorney-in-Fact

DLB IRREVOCABLE TELECOM TRUST U/A/D/ 1/3/05

	By:	/s/ M. Avi Epstein
	Name:	M. Avi Epstein
	Title:	Attorney-in-Fact

STEVEN M. TASLITZ

	By:	/s/ M. Avi Epstein
	Name:	M. Avi Epstein
	Title:	Attorney-in-Fact

KJT 2013 GIFT TRUST

	By:	/s/ M. Avi Epstein
	Name:	M. Avi Epstein
	Title:	Attorney-in-Fact

R. CHRISTOPHER HOEHN-SARIC

	By:	/s/ M. Avi Epstein
	Name:	M. Avi Epstein
	Title:	Attorney-in-Fact

STERLING FUND MANAGEMENT, LLC

	By:	/s/ M. Avi Epstein
	Name:	M. Avi Epstein
	Title:	Attorney-in-Fact

STERLING CAPITAL PARTNERS II, L.P.

By:	SC Partners II, L.P.
Its:	General Partner

By:	Sterling Capital Partners II, LLC
Its:	General Partner

By:	/s/ M. Avi Epstein
Name:	M. Avi Epstein
Title:	Attorney-in-Fact

SC PARTNERS II, L.P.

By:	Sterling Capital Partners II, LLC
Its:	General Partner

By:	/s/ M. Avi Epstein
Name:	M. Avi Epstein
Title:	Attorney-in-Fact

STERLING CAPITAL PARTNERS II, LLC

By:	/s/ M. Avi Epstein
Name:	M. Avi Epstein
Title:	Attorney-in-Fact

STERLING CAPITAL PARTNERS III, L.P.

By:	SC Partners III, L.P.
Its:	General Partner

By:	Sterling Capital Partners III, LLC
Its:	General Partner

By:	/s/ M. Avi Epstein
Name:	M. Avi Epstein
Title:	Attorney-in-Fact

SC PARTNERS III, L.P.

By:	Sterling Capital Partners III, LLC
Its:	General Partner

By:	/s/ M. Avi Epstein
Name:	M. Avi Epstein
Title:	Attorney-in-Fact

STERLING CAPITAL PARTNERS III, LLC

By:	/s/ M. Avi Epstein
Name:	M. Avi Epstein
Title:	Attorney-in-Fact

SP-L AFFILIATE, LLC

By:	/s/ M. Avi Epstein
Name:	M. Avi Epstein
Title:	Attorney-in-Fact

STERLING LAUREATE, LP

By:	SP-L Management III, LLC
Its:	General Partner

By:	/s/ M. Avi Epstein
Name:	M. Avi Epstein
Title:	Attorney-in-Fact

SP-L MANAGEMENT III, LLC

By:	SP-L Parent, LLC
Its:	General Partner

By:	/s/ M. Avi Epstein
Name:	M. Avi Epstein
Title:	Attorney-in-Fact

STERLING LAUREATE EXECUTIVES FUND, LP

By:	SP-L Management IV, LLC
Its:	General Partner

By:	/s/ M. Avi Epstein
Name:	M. Avi Epstein
Title:	Attorney-in-Fact

SP-L MANAGEMENT IV, LLC

By:	SP-L Parent, LLC
Its:	General Partner

By:	/s/ M. Avi Epstein
Name:	M. Avi Epstein
Title:	Attorney-in-Fact

STERLING LAUREATE ROLLOVER, LP

By:	SP-L Management V, LLC
Its:	General Partner

By:	/s/ M. Avi Epstein
Name:	M. Avi Epstein
Title:	Attorney-in-Fact

SP-L MANAGEMENT V, LLC

By:	SP-L Parent, LLC
Its:	General Partner

By:	/s/ M. Avi Epstein
Name:	M. Avi Epstein
Title:	Attorney-in-Fact

SP-L PARENT, LLC

By:	/s/ M. Avi Epstein
Name:	M. Avi Epstein
Title:	Attorney-in-Fact